Exhibit 99-1

mF INTERNATIONAL LIMITED AND SUBSIDIARIES

mF International Limited and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets

As of December 31, 2023 and June 30, 2024

	December 31, 2023	June 30, 2024	June 30, 2024
	HK$	HK$	US$
Assets
Current assets
Cash	6,810,418	30,506,308	3,906,908
Restricted cash	-	2,340,000	299,681
Accounts receivable, net	2,579,475	1,112,573	142,486
Prepaid expenses, current	371,143	12,922,493	1,654,969
Deposits and other current assets	-	403,250	51,644
Investment at fair value	343,862	343,862	44,038
Total current assets	10,104,898	47,628,486	6,099,726

Non-current assets
Property and equipment, net	36,511	28,356	3,632
Intangible assets, net	15,336,589	16,584,716	2,123,986
Operating lease right-of-use assets	2,957,515	2,258,388	289,229
Prepaid expenses, non-current	-	5,594,226	716,446
Long term deposit	431,972	431,972	55,322
Deferred initial public offering (“IPO”) costs	4,984,334	-	-
Total non-current assets	23,746,921	24,897,658	3,188,615

Total assets	33,851,819	72,526,144	9,288,341

Liabilities and Shareholders’ Equity
Current liabilities
Accrued expenses and other payables	1,782,265	376,731	48,248
Amount due to a related party	306,110	306,110	39,203
Bank borrowings, current	3,863,852	3,923,880	502,527
Contract liabilities	4,619,690	9,489,991	1,215,372
Operating lease liabilities, current	1,392,826	1,406,045	180,071
Income tax payable	217,478	93,409	11,963
Total current liabilities	12,182,221	15,596,166	1,997,384

Non-current liabilities
Bank borrowings, non-current	6,062,904	4,101,554	525,281
Operating lease liabilities, non-current	1,570,307	852,343	109,159
Deferred tax liabilities, net	2,292,955	1,399,592	179,244
Total non-current liabilities	9,926,166	6,353,489	813,684

Total liabilities	22,108,387	21,949,655	2,811,068

COMMITMENTS AND CONTINGENCIES

Shareholders’ equity
Ordinary shares, authorized to issue an unlimited number of ordinary shares of no par value (“Ordinary Shares”), 11,585,000 and 13,251,667 shares issued and outstanding as of December 31, 2023 and June 30, 2024, respectively	3,900	3,900	500
Additional paid-in capital	2,042,379	46,418,547	5,950,728
Retained earnings	9,778,545	4,231,954	541,565
Accumulated other comprehensive loss	(81,392)	(77,912)	(15,520)
Total shareholders’ equity	11,743,432	50,576,489	6,477,273

Total liabilities and shareholders’ equity	33,851,819	72,526,144	9,288,341

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-2

mF International Limited and Subsidiaries

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Income

For the Six Months Ended June 30, 2023 and 2024

	For the six months ended June 30,
	2023	2024	2024
	HK$	HK$	US$
Revenue	14,153,693	12,470,969	1,597,143
Cost of revenue	6,896,648	7,184,748	920,142
Gross profit	7,257,045	5,286,221	677,001

Operating expenses
Selling and marketing expense	79,200	918,731	117,661
Research and development expense	-	109,231	13,989
General and administrative expense	4,620,203	10,580,763	1,355,066
Total operating expenses	4,699,403	11,608,725	1,486,716
Income (loss) from operations	2,557,642	(6,322,504)	(809,715)

Other income (expense)
Other income (expenses), net	43,643	(18,096)	(2,318)
Realized loss on disposal of financial assets at fair value	(7,874)	-	-
Change in fair value on financial assets at fair value	(2,091)	-	-
Interest expense, net	(201,624)	(99,354)	(12,724)
Total other expense, net	(167,946)	(117,450)	(15,042)

Income (loss) before income taxes	2,389,696	(6,439,954)	(824,757)
Income tax expense (benefit)	169,358	(893,363)	(114,412)
Net income (loss)	2,220,338	(5,546,591)	(710,345)

Other comprehensive loss
Foreign currency translation adjustment	(157)	3,480	(5,099)
Comprehensive income	2,220,181	(5,543,111)	(715,444)

Weighted average shares outstanding – basic and diluted*	11,585,000	12,196,111	12,196,111

Earnings (loss) per share – basic and diluted*	0.192	(0.45)	(0.06)

*	Giving retroactive effect to the 1 for 231.7 share split effected on August 11, 2023.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-3

mF International Limited and Subsidiaries

Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity

For the Six Months Ended June 30, 2023 and 2024

	For the six months ended June 30, 2023
	Ordinary Shares		Additional Paid-in	Retained	Accumulated Other Comprehensive
	Shares*	Amount	Capital	Earnings	Loss	Total
		HK$	HK$	HK$	HK$	HK$
Balance as of December 31, 2022	11,585,000	3,900	2,042,379	8,478,877	(99,258)	10,425,898

Net income	-	-	-	2,220,338	-	2,220,338

Dividend declared	-	-	-	(2,528,413)	-	(2,528,413)

Foreign currency translation adjustments	-	-	-	-	(157)	(157)

Balance as of June 30, 2023	11,585,000	3,900	2,042,379	8,170,802	(99,415)	10,117,666

	For the six months ended June 30, 2024
	Ordinary Shares		Additional Paid-in	Retained	Accumulated Other Comprehensive
	Shares	Amount	Capital	Earnings	Loss	Total
		HK$	HK$	HK$	HK$	HK$
Balance as of December 31, 2023	11,585,000	3,900	2,042,379	9,778,545	(81,392)	11,743,432

Net loss	-	-	-	(5,546,591)	-	(5,546,591)

Issuance of Ordinary Shares — initial public offer, net of issuance costs	1,666,667	-	44,376,168	-	-	44,376,168

Foreign currency translation adjustments	-	-	-	-	3,480	3,480

Balance as of June 30, 2024	13,251,667	3,900	46,418,547	4,231,954	(77,912)	50,576,489

		US$	US$	US$	US$	US$
Balance as of June 30, 2024	13,251,667	500	5,950,728	541,565	(15,520)	6,477,273

*	Giving retroactive effect to the 1 for 231.7 share split effected on August 11, 2023.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-4

mF International Limited and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

For the Six Months Ended June 30, 2023 and 2024

	For the six months ended June 30,
	2023	2024	2024
	HK$	HK$	US$
Cash flows from operating activities:
Net income (loss)	2,220,338	(5,546,591)	(710,345)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	81,434	17,055	2,184
Amortization of intangible assets	3,044,041	2,464,762	315,659
Amortization of right-of-use assets and interest of lease liabilities	830,561	751,883	96,293
Allowance for credit losses	70,878	72,706	9,311
Realized loss on disposal of financial assets at fair value	7,874	-	-
Change in fair value on financial assets at fair value	2,091	-	-
Deferred tax expense (benefit)	4,212	(893,363)	(114,412)

Changes in operating assets and liabilities:
Accounts receivable	(1,342,830)	1,394,196	178,553
Prepaid expenses	187,897	(18,145,576)	(2,323,883)
Deposits and other current assets	-	(403,250)	(51,644)
Accrued expenses and other payables	(1,567,394)	(1,405,535)	(180,006)
Contract liabilities	1,053,968	4,870,301	623,734
Income tax payable	165,146	(124,069)	(15,889)
Operating lease liabilities	(832,501)	(757,500)	(97,012)
Net cash provided by (used in) operating activities	3,925,715	(17,704,981)	(2,267,457)

Cash flows from investing activities:
Purchase of property and equipment	(48,156)	(8,900)	(1,140)
Costs incurred for software development	(3,064,985)	(3,712,889)	(475,505)
Disposals of investment at fair value	984,799	-	-
Net cash used in investing activities	(2,128,342)	(3,721,789)	(476,645)

Cash flows from financing activities:
Dividend paid	(2,528,413)	-	-
Repayment of bank borrowings	(1,851,190)	(1,901,322)	(243,500)
Deferred IPO costs	(2,652,105)	-	-
Proceeds from IPO, net of offering costs	-	49,360,502	6,321,543
Net cash (used in) provided by financing activities	(7,031,708)	47,459,180	6,078,043

Effect of exchange rate changes on cash and restricted cash	(1,030)	3,480	446

Net change in cash and restricted cash	(5,235,365)	26,035,890	3,334,387

Cash and restricted cash, beginning of period	12,063,731	6,810,418	872,202

Cash and restricted cash, end of period	6,828,366	32,846,308	4,206,589

Reconciliation of cash and restricted cash to the consolidated balance sheets
Cash and cash equivalents	6,810,418	30,506,308	3,906,908
Restricted cash	-	2,340,000	299,681
Total cash and restricted cash	6,810,418	32,846,308	4,206,589

Supplemental disclosure information:
Cash paid for income tax	-	124,069	15,889
Cash paid for interest	251,131	180,614	23,131

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-5

mF International Limited and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

1. Organization and Business Description

Organization and Nature of Operations

mF International Limited (the “Company” or “mF International”) is a limited liability company established under the laws of the British Virgin Islands on June 15, 2022. It is a holding company with no business operation. The Company conducts its business mainly through its three subsidiaries in Hong Kong (collectively, the “Group”). The Group is principally engaged in research and development and sales of financial trading solutions via internet or platform as software as a service.

As of June 30, 2024, the Company has direct or indirect interests in the following subsidiaries:

Name	Place and date of incorporation	Ownership	Principal activity
m-FINANCE Limited (“m-FINANCE”)	Hong Kong February 11, 2002	100% owned by the Company	Engages in development and provision of financial trading solutions.
m-FINANCE Trading Technologies Limited (“mFTT”)	Hong Kong March 21, 2013	100% owned by m-FINANCE	Engages in business of liquidity provider related services and other financial value-added services.
Omegatraders Systems Limited (“OTX “)	Hong Kong December 10, 2009	100% owned by m-FINANCE	Engages in the business of algorithm trading research & development and investment.
m-FINANCE Software (Shenzhen) Limited (“SZ WFOE”)	China March 27, 2014	100% owned by m-FINANCE	Dormant and the deregistration was completed on March 21, 2023.

Reorganization

A reorganization of the legal structure of the Company (the “Reorganization”) was completed on August 22, 2022. Prior to the Reorganization, the Company’s main Hong Kong subsidiary, m-FINANCE, with its three subsidiaries mFTT, OTX and SZ WFOE, were ultimately controlled by Gaderway Investments Limited.

As part of the Reorganization, mF International was incorporated under the laws of the British Virgin Islands on June 15, 2022, and being interspersed between Gaderway Investments Limited and m-FINANCE. Consequently, mF International became the holding company of m-FINANCE, with its three subsidiaries on August 22, 2022. The Company and its subsidiaries resulting from Reorganization has always been under the common control of the same controlling shareholder, Gaderway Investments Limited, before and after the Reorganization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying unaudited condensed consolidated financial statements.

F-6

mF International Limited and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Initial Public Offering

On April 24, 2024, the Company completed its IPO of 1,666,667 Ordinary Shares at a public offering price of $4.50 per share on Nasdaq Capital Market under the symbol “MFI.” It received net proceeds of $5,689,251 (HK$44,376,168) after deducting underwriting discounts, commissions, legal fees, investor relations and indemnity escrow of $1,234,108 (HK$9,626,043), as well as deferred offering costs of $576,643 (HK$4,497,815). Deferred, direct offering costs were capitalized and consisted of fees and expenses incurred in connection with the sale of our Ordinary Shares in the IPO, including the legal, accounting, printing and other offering-related costs. Upon completion of the IPO, these deferred offering costs were reclassified from current assets to shareholders’ equity and recorded against the net proceeds from the offering.

Basis of Presentation and Consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the U.S. Securities Exchange Commission (“SEC”). The unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2024 include all adjustments (consisting of only normal recurring adjustments) considered necessary to present fairly the financial position, results of operations and cash flows for such interim periods. The results of operations for the six months ended June 30, 2024 are not necessarily indicative of results to be expected for the full year of 2024. Accordingly, these unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited financial statements as of and for the years ended December 31, 2022 and 2023.

The unaudited condensed consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries. All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Use of Estimates and Assumptions

The preparation of unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are based on historical information, information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Significant estimates required to be made by management, include, but are not limited to, the allowance for credit losses for accounts receivable and impairment assessment for the internally developed software. Actual results could differ from those estimates.

mF International Limited and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

2. Summary of Significant Accounting Policies (Continued)

Foreign Currency Translation

The Company uses Hong Kong Dollar (“HK$”) as its reporting currency. The functional currency of the Company in British Virgin Islands is United States Dollar (“US$”). For the Company’s subsidiaries in Hong Kong, the functional currency is HK$. For the Company’s subsidiary in the PRC, the functional currency is RMB. The functional currencies are the respective local currencies based on the criteria of ASC 830, “Foreign Currency Matters”.

In the unaudited condensed consolidated financial statements, the financial information of the Company and other entities located outside of the Hong Kong has been translated into HK$. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, and expenses, gains and losses are translated using the average rate for the period. Gains or losses resulting from foreign currency transactions are included in the accompanying unaudited condensed consolidated statements of income and comprehensive income.

Convenience Translation

Translations of amounts in the unaudited condensed consolidated balance sheets, unaudited condensed consolidated statements of income and comprehensive income, unaudited condensed consolidated statements of changes in shareholders’ equity and unaudited condensed consolidated statements of cash flows from HK$ into US$ as of and for the six months ended June 30, 2024 are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = HK$7.8083, which was the foreign exchange rate on June 28, 2024, as published in H.10 statistical release of the United States Federal Reserve Board in its weekly release on July 1, 2024. No representation is made that the HK$ amounts could have been, or could be, converted, realized or settled into US$ at such rate or at any other rate.

Investment at fair value

Investment at fair value represents the amount of short-term foreign exchange investment made by the Company involving buying the currency of one country while selling that of another with the intention to optimize a trading algorithm based on live market interactions. The management of the Company intended to retain such funds to continue making short-term foreign exchange investment in such investment accounts in the near future. Such balance is classified as current asset and measured in fair value under ASC 820. Any gain or loss arising from the transactions would be recognized in profit or loss.

Fair Value of Financial Instruments

The fair value of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.

ASC 820 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 - Quoted prices in active markets for identical assets and liabilities.

Level 2 - Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Company considers the carrying amount of its financial assets and liabilities, which consist primarily of cash, accounts receivable, amounts due from related parties, operating lease, prepaid expenses and other current assets, contract liabilities, income taxes payable, amounts due to a related party, accrued expenses and other current liabilities approximate the fair value of the respective assets and liabilities as of December 31, 2023 and June 30, 2024 owing to their short-term nature or present value of the assets and liabilities.

The Company values its short-term investments which mainly consist of foreign exchange investment with certain brokerage companies to trade with foreign currencies, based on the quoted market value and the Company classifies the valuation techniques that use these inputs as Level 1, because the prices of the foreign currencies are quoted in the active market.

The following table sets forth the Company’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy as shown in the following table.

		December 31, 2023
	Level 1	Level 2	Level 3	Balance at fair value
	HK$	HK$	HK$	HK$
Assets
Investment at fair value - Foreign exchange investment	343,862	-	-	343,862

		June 30, 2024
	Level 1	Level 2	Level 3	Balance at fair value
	HK$	HK$	HK$	HK$
Assets
Investment at fair value - Foreign exchange investment	343,862	-	-	343,862
	US$	US$	US$	US$
Investment at fair value - Foreign exchange investment	44,038	-	-	44,038

The Company’s non-financial assets, such as property and equipment would be measured at fair value only if they were determined to be impaired.

Cash

Cash include cash on hand and demand deposits in accounts maintained with commercial banks that can be added or withdrawn without limitation with original maturities of less than three months. The Company maintains the bank accounts in Hong Kong. Cash balances in bank accounts in Hong Kong are protected up to HK$500,000 per account holder in each bank which is a member of the Hong Kong Deposit Protection Scheme. The protection limit has been increased to HKD 800,000 on October 1, 2024.

Restricted Cash

Restricted cash represents an indemnity escrow that was funded by the Company and held by the escrow agent for the purpose of satisfying the indemnification obligations of the Company pursuant to the underwriting agreement in connection with the IPO.

Accounts Receivable

On January 1, 2023, the Company adopted ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASC 326”). ASC 326 requires the application of a credit loss model based prospectively on current expected credit losses (CECL), and replaces the previous model based retrospectively on past incurred losses. The Company adopted ASC 326 using the modified retrospective method for all financial assets measured at amortized cost, with no material cumulative-effect adjustment to shareholders’ equity recognized as of January 1, 2023.

The Company carries accounts receivable at the face amounts less an allowance for estimated credit losses. The Company estimated its allowance for credit losses using relevant available information from internal and external sources relating to past events, current conditions and reasonable and supportable forecasts. Upon the adoption of ASC 326 on January 1, 2023, the Company recorded HK$998,020 adjustments for credit losses related to accounts receivable on the consolidated financial statement. As of December 31, 2023 and June 30, 2024, the allowance for credit losses was HK$1,495,119 and HK$1,567,825 (US$200,790), respectively. A receivable balance is written off when deemed uncollectable, which typically means once a customer cannot be reached and there has been no payment activity on the account for over 365 days.

Prepaid Expenses

Prepaid expenses represent advance payments made to the service providers for the IT solution services, insurance, legal and professional services, marketing and promotion, repair and maintenance and telecommunications. Prepaid expenses are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. As of December 31, 2023 and June 30, 2024, management believes that the Company’s prepaid expenses are not impaired.

Deferred IPO costs

Deferred IPO costs consist primarily of direct expenses paid to attorneys, consultants, underwriters, and other parties related to the Company’s IPO. The balance was offset with the proceeds received at the closing of the IPO. The Company completed its IPO on April 24, 2024 and reclassified its deferred offering costs, HK$4,497,815 (US$ 576,643), from non-current assets to shareholders’ equity and recorded against the net proceeds from the offering.

mF International Limited and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

2. Summary of Significant Accounting Policies (Continued)

Lease

At the inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Company assess whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset.

The operating right-of-use assets and related operating lease liabilities are recognized at the lease commencement date. The Company recognizes operating lease expenses on a straight-line basis over the lease term.

The lease standard provides practical expedients for an entity ongoing accounting. The Company elected to apply the short-term lease exception for lease arrangements with a lease term of 12 months or less at commencement. Lease terms used to compute the present value of lease payments do not include any option to extend, renew or terminate the lease that the Company is not able to reasonably certain to exercise upon the lease inception. Accordingly, operating lease right-of-use assets and liabilities do not include leases with a lease term of 12 months or less.

The Company did not adopt the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component. Non-lease components include payments for building management, utilities and property tax. It separates the non-lease components from the lease components to which they relate.

The Company reviews the impairment of its ROU assets consistent with the approach applied for its other long-lived assets.

Operating lease right-of-use of assets

The right-of-use of asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and less any lease incentive received.

Operating lease liabilities

Lease liability is initially measured at the present value of the outstanding lease payments at the commencement date, discounted using the Company incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise fixed lease payments, variable lease payments that depend on an index or a rate, amounts expected to be payable under a residual value guarantee and any exercise price under a purchase option that the Company is reasonably certain to exercise.

Lease liability is measured at amortized cost using the effective interest rate method. It is remeasured when there is a change in future lease payments, if there is a change in the estimate of the amount expected to be payable under a residual value guarantee, or if there is any change in the Company’s assessment of option purchases, contract extensions or termination options.

Property and Equipment, net

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation is provided for on a straight-line basis over the estimated useful lives of the related assets as follows:

Computer equipment	2 years
Furniture and fixture	3 years
Office equipment	3 years
Leasehold improvements	Shorter of 5 years or the remaining lease term

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the unaudited condensed consolidated statements of Income and comprehensive income in other income or expenses.

The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

mF International Limited and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

2. Summary of Significant Accounting Policies (Continued)

Intangible assets, net

The Company’s internally developed software is used in providing financial trading solutions services to customers and the customers access and uses the software over the internet or via a dedicated line in which an end user of the software does not take possession of the software. In accordance with ASC 350-40, internally developed software is capitalized during the application development stage. Research and development expenses related to salaries and payroll related costs for employees involved in the preliminary project stage and activities occurring after the implementation of the software are expensed as incurred. Costs incurred for software upgrades are capitalized if they result in additional functionalities or substantial enhancements. Development costs cease capitalization upon completion of all substantial testing when the software is substantially complete and ready for its intended use and are amortized on a straight-line basis over the estimated useful life, which is generally three years. Amortization of internal-use software begins when the software is ready for its intended use.

The Company evaluates annually its intangible assets for potential impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. There were no impairments of intangible assets as of December 31, 2023 and June 30, 2024.

The estimated useful lives of intangible assets are as follows:

Internally developed software	3 years
Software	3 years

Impairment of Long-Lived Assets

The Company reviews the recoverability of its long-lived assets whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. There were no impairment losses on long-lived assets for the six months ended June 30, 2023 and 2024.

 Revenue Recognition

The core principle of the new revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation.

The Company has elected to apply the practical expedient in paragraph ASC 606-10-50-14 and does not disclose information about remaining performance obligations that have original expected durations of one year or less.

The Company elected a practical expedient that it does not adjust the promised amount of consideration for the effects of a significant financing component if the Company expects that, upon the inception of revenue contracts, the period between when the Company transfers its promised services or deliverables to its clients and when the clients pay for those services or deliverables will be one year or less.

As a practical expedient, the Company elected to expense the incremental costs of obtaining a contract when incurred if the amortization period of the asset that the Company otherwise would have recognized is one year or less.

The Company is engaged in the development and provision of financial trading solutions to customers via internet or platform as software as a service.

The transaction price is allocated to each performance obligation on a relative stand-alone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.

mF International Limited and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

2. Summary of Significant Accounting Policies (Continued)

The Company enters into contracts with customers that include promises to transfer various services, which are generally capable of being distinct and accounted for as separate performance obligations. Revenue is recognized when the promised services are transferred to customers, in an amount that reflects the consideration allocated to the respective performance obligation.

The Company provides trading solution services to customers (including brokers and institutional clients) for their trading on forex, commodity and bullion, through the Company’s internally developed trading platform as software as a service. The Company’s internally developed software is used in providing financial trading solutions services to customers and the customers access and uses the software over the internet or via a dedicated line in which an end user of the software does not take possession of the software. The Company’s trading solution provides a variety of functions suitable for front-end transaction executions and back-office settlement operations. In a contract with a customer, it would normally require the Company to perform or delivery one or more of the following in return for a consideration. The contract normally includes one or more of the following services, subject to the request of the customers, and the transaction price of each service fee has stated stand-alone in the contract with reference to the Company’s price list. The Company identified each distinct service as a performance obligation. The recognition and measurement of revenues is based on the assessment of individual contract terms.

The Company’s principal revenue stream includes:

(a)	Initial set up, installation and customization services

The Company provides initial set up, installation and customization services of trading platform solution and financial value-added services for each customer as agreed upon in the contracts. Initial set up, installation and customization services are services to help the customer to configure the platform according to the needs of the customers. The Company provides specific customization as part of its development and provision of financial trading solutions. The Company’s customization services include development of customer-requested functions and features on the Company’s platform per customer specifications, i.e., the software specifications. Such services are undertaken specifically for the customer in question and do not necessarily benefit other customers.

As the initial set up, installation and customization services are capable of being distinct and the promise to transfer the service is distinct within the context of the contract, the Company concludes that the initial set up, installation and customization services to be accounted for as a single performance obligation. The entire transaction prices of initial set up, installation and customization services are allocated to a single performance obligation and the Company recognizes revenue based on its effort or inputs to the satisfaction of a performance obligation over time as work progresses because of the continuous transfer of control to the customer. The Company uses the input method to represent a reasonable measure of progress towards the satisfaction of a performance in order to estimate the portion of revenue earned.

(b)	Subscriptions

The Company provides customers the right to access its internally developed trading platform for the use of the trading solutions services for a specified period of time.

The Company concludes that each monthly subscription fee (1) is distinct and (2) meets the criteria for recognizing revenue over time. In addition, the Company concludes that the services provided each month are substantially similar and result in the transfer of substantially similar services to the customers each month. That is, the benefit consumed by the clients is substantially similar for each month. Therefore, the Company concludes that the monthly subscription fee satisfies the requirements of ASC 606-10-25-14(b) to be accounted for as a single performance obligation. The Company recognizes revenues from subscriptions ratably when it satisfies its performance obligations throughout the contract terms.

(c)	Hosting, support and maintenance services

The Company provides hosting, technical support and maintenance services to customers for the use of the trading solutions services for a specific period. The Company concludes that each monthly hosting, support and maintenance service fee (1) is distinct and (2) meets the criteria for recognizing revenue over time. In addition, the Company concludes that the services provided each month are substantially similar and result in the transfer of substantially similar services to the customers each month. That is, the benefit consumed by the clients is substantially similar for each month. Therefore, the Company concludes that the monthly hosting, support and maintenance service fee satisfies the requirements of ASC 606-10-25-14(b) to be accounted for as a single performance obligation. The Company recognizes revenues from hosting, support and maintenance services ratably when it satisfies its performance obligations throughout the contract terms.

(d)	Liquidity services

The Company provides liquidity services to customers for the use of the fully automatic hedging solution and sending their clients’ orders directly to liquidity providers such as institutional brokers, market makers, exchanges and prime of prime brokers. The Company’s liquidity services enable its customers to access and match with the liquidity made available by liquidity providers through the Company’s trading solutions. The liquidity services are distinct and are identified as one performance obligation. As stipulated in the contract, the Company will charge a liquidity service income based on the transaction volume of orders sent directly to the liquidity providers under the liquidity services provided by the Company, with a minimum monthly fee for certain customers. The Company will review the customers’ transaction volume of orders monthly and the revenue from providing liquidity services between customers and liquidity providers is recognized at point in time.

(e)	White label services

The Company provides white label services to customers by allowing them to add additional labels or brands to the trading platform services. This provides customers the highest flexibility to operate their trading platform business based on their individual business development strategy or marketing needs at a lower operating cost. The Company concludes that each monthly white label service fee at fixed rate (1) is distinct and (2) meets the criteria for recognizing revenue over time. In addition, the Company concludes that the services provided each month are substantially similar and result in the transfer of substantially similar services to the customers each month. That is, the benefit consumed by the clients is substantially similar for each month. Therefore, the Company concludes that the monthly white label service fee satisfies the requirements of ASC 606-10-25-14(b) to be accounted for as a single performance obligation. The Company recognizes revenues from white label services ratably when it satisfies its performance obligations throughout the contract terms.

(f)	Quotes/news/package subscription services

The Company provides subscription services to customers for professional strategy analysis, economic calendar, instant news, real-time quotes and data feed. The Company will subscribe for the information or data from the service providers and will convert the raw data into usable data that can be used in the trading platform of the Company. The Company concludes that each monthly subscription fee at a fixed rate (1) is distinct and (2) meets the criteria for recognizing revenue over time. In addition, the Company concludes that the services provided each month are substantially similar and result in the transfer of substantially similar services to the customers each month. That is, the benefit consumed by the clients is substantially similar for each month. Therefore, the Company concludes that the monthly subscription service fee satisfies the requirements of ASC 606-10-25-14(b) to be accounted for as a single performance obligation. The Company recognizes revenues from subscription services ratably when it satisfies its performance obligations throughout the contract terms.

The following table presents disaggregated information of revenues by business lines for the six months ended June 30, 2023 and 2024, respectively:

	For the six months ended June 30,
	2023	2024	2024
	HK$	HK$	US$
Initial set up, installation and customization services	3,658,174	1,106,009	141,645
Subscriptions	5,038,199	5,407,403	692,520
Hosting, support and maintenance services	1,980,230	2,331,269	298,563
Liquidity services	1,234,655	983,104	125,905
White label services	960,484	1,494,188	191,359
Quotes/news/package subscription services	1,281,951	1,148,996	147,151
Total revenue	14,153,693	12,470,969	1,597,143

Revenue disaggregated by timing of revenue recognition for six months ended June 30, 2023 and 2024 is disclosed in the table below:

	For the six months ended June 30,
	2023	2024	2024
	HK$	HK$	US$
Point in time	1,234,655	2,089,113	267,550
Over time	12,919,038	10,381,856	1,329,593
Total revenue	14,153,693	12,470,969	1,597,143

The Company also selected to apply the practical expedients allowed under ASC Topic 606 to omit the disclosure of remaining performance obligations for contracts with an original expected duration of one year or less. There was no loss contract for the six months ended June 30, 2023 and 2024. As of December 31, 2023 and June 30, 2024, all contracts of the Company were with an original expected duration within one year.

Cost of Revenue

The Company’s cost of revenue is primarily comprised of the amortization of the internally developed software, staff costs and other direct costs associated with providing trading solution services, including data center and support costs related to delivering online services. These costs are expenses as incurred.

mF International Limited and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

2. Summary of Significant Accounting Policies (Continued)

Contract Liabilities

The Company’s contract liabilities include payments received in advance of performance under trading solution service contracts which will be recognized as revenue as the Company executed the trading solution services with customers under the contract, as well as the deferred installation service fee received from trading solution services.

Contract Liabilities are recognized when the customers pay consideration before the Company recognizes the related revenue. Contract Liabilities would also be recognized if the Company has an unconditional right to receive consideration before the Company recognizes the related revenue.

Research and development

Research and development expenses primarily consist of payroll and other personnel-related expenses of the Company’s software development team.

Income Taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

The Company believes there were no uncertain tax positions as of December 31, 2023 and June 30, 2024, respectively. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months. In general, the Inland Revenue Department of Hong Kong has up to seven years to conduct examinations of the Company’s tax filings. Accordingly, the profits tax returns filed for the tax years from 2018 to 2023 of the Company’s Hong Kong subsidiaries remain open to examination by the taxing jurisdictions. The Company is not currently under examination by an income tax authority, nor has it been notified that an examination is contemplated.

Earnings (Loss) Per Share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing income available to ordinary shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. As of December 31, 2023 and June 30, 2024, there were no dilutive shares.

Comprehensive Income

Comprehensive income consists of two components, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive income (loss) consists of foreign currency translation adjustment resulting from the Company translating its financial statements from functional currency into reporting currency.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

Related parties

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence, such as a family member or relative, shareholder, or a related corporation.

Significant Risks

Market Risk of Financial Instruments

We are subject to financial market risks, including changes in foreign currency exchange rate risk with respect to our investments at fair value consisting of short-term foreign exchange investments made by the Company which is denominated in the US$. The fluctuation in US$ may result in increase or decrease in the value of our investments at fair value. We consider the foreign exchange risk in relation to transactions denominated in US$ with respect to HK$ is not significant as HK$ is pegged to US$.

The trades of foreign currencies conducted by the Company are denominated in the US$ and are paired with currencies with strong liquidity traded in highly transparent markets, including such currencies as the EURO, USD, GBP, CHF, AUD, CAD and NZD, etc. Fluctuation in exchange rates, changes in monetary and/or fiscal policy or inflation in the countries in which the Company paired its trades of foreign currencies could have a material adverse effect on its results of operations. The clear position limits and floating profit/loss limits are set to manage the market risks of its foreign exchange positions.

Currency Risk

The Company’s operating activities are transacted in HK$. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. The Company considers the foreign exchange risk in relation to transactions denominated in HK$ with respect to US$ is not significant as HK$ is pegged to US$.

Concentration and Credit Risk

Financial instruments that potentially subject the Company to the concentration of credit risks consist of cash and accounts receivable. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates. The Company deposits its cash with financial institutions located in Hong Kong. The Company believes that no significant credit risk exists as these financial institutions have high credit quality and the Company has not incurred any losses related to such deposits.

For the credit risk related to accounts receivable, the Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral. The Company establishes an allowance for credit losses based upon estimates, factors surrounding the credit risk of specific customers and other information. The allowance amounts were immaterial for all periods presented. The management believes that its contract acceptance, billing, and collection policies are adequate to minimize material credit risk. Application for progress payment of contract works is made on a regular basis. The Company seeks to maintain strict control over its outstanding receivables. Overdue balances are reviewed regularly by the management. The management considers the credit risk of prepayment to be relatively low, and there is no material impact over the initial adoption of CECL model because the advanced payments made to the service providers for the IT solution and insurance services and the vendors for certain prepaid services were mainly for the coming 12 months.

For the six months ended June 30, 2023 and 2024, all of the Company’s assets were located in Hong Kong and all of the Company’s revenues were derived from its subsidiaries located in Hong Kong. The Company has a concentration of its revenue and accounts receivable with specific customers.

For the six months ended June 30, 2023 and 2024, no customer accounted for over 10% of the Company’s total revenue.

Two customers’ accounts receivable accounted for 13.9% and 10.1% of the total accounts receivable as of December 31, 2023, respectively.

As of June 30, 2024, three customers’ accounts receivable accounted for 21.2%, 13.1% and 12.6%, respectively, of the total accounts receivable.

For the six months ended June 30, 2023 and 2024, no vendor accounted for over 10% of the Company’s total purchases.

As of December 31, 2023, one supplier’s accounts payable accounted for 10% of the total accounts payable. As of June 30, 2024, no supplier’s accounts payable accounted for 10% of the total accounts payable.

Interest rate risk

Fluctuations in market interest rates may negatively affect the Company’s financial condition and results of operations. The Company is exposed to floating interest rate risk on cash deposits and floating rate borrowings, and the risks due to changes in interest rates is not material. The Company has not used any derivative financial instruments to manage the interest risk exposure.

Recently Issued Accounting Standards, not yet Adopted by the Company

The ASU 2023-09: Income Taxes (Topic 740): Improvements to Income Tax Disclosures enhances existing income tax disclosures primarily related to the rate reconciliation and income taxes paid information. With regard to the improvements to disclosures of rate reconciliation, a public business entity is required on an annual basis to (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold. Similarly, a public entity is required to provide the amount of income taxes paid (net of refunds received) disaggregated by (1) federal, state, and foreign taxes and by (2) individual jurisdictions in which income taxes paid (net of refunds received) is equal to or greater than 5 percent of total income taxes paid (net of refunds received). The ASU also includes certain other amendments to improve the effectiveness of income tax disclosures, for example, an entity is required to provide (1) pretax income (or loss) from continuing operations disaggregated between domestic and foreign, and (2) income tax expense (or benefit) from continuing operations disaggregated by federal, state, and foreign. ASU 2023-07: Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The ASU will be effective for annual periods beginning after December 15, 2024. Entities are required to apply the ASU on a prospective basis. The adoption of ASU 2023-09 is not expected to materially impact the Company’s consolidated balance sheets, statements of income and comprehensive income, cash flows or disclosures.

The ASU 2023-07: Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures provides improvements to reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple measures of segment profit or loss, provide new segment disclosure requirements for entities with a single reportable segment and contain other disclosure requirements. The ASU is effective for fiscal years beginning after December 15, 2023, and interim periods in fiscal years beginning after December 15, 2024. The ASU should be adopted retrospectively to all periods presented in the financial statements unless it is impracticable to do so. The adoption of ASU 2023-07 is not expected to materially impact the Company’s consolidated balance sheets, statements of income and comprehensive income, cash flows or disclosures.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated balance sheets, statements of income and comprehensive income, cash flows or disclosures.

mF International Limited and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

3. Accounts Receivable, net

Accounts receivable, net consisted of the following:

	December 31, 2023	June 30, 2024	June 30, 2024
	HK$	HK$	US$
Accounts receivable	4,074,594	2,680,398	343,276
Less: allowance for credit losses	(1,495,119)	(1,567,825)	(200,790)
Accounts receivable, net	2,579,475	1,112,573	142,486

The movement of allowance for credit losses was as follows:

	December 31, 2023	June 30, 2024	June 30, 2024
	HK$	HK$	US$
Beginning balance	497,099	1,495,119	191,479
Write off	(497,099)	-	-
Addition	1,495,119	72,706	9,311
Ending balance	1,495,119	1,567,825	200,790

4. Contract Liabilities

Contract liabilities consisted of the following:

	December 31, 2023	June 30, 2024	June 30, 2024
	HK$	HK$	US$
Billings in advance of performance obligation under contracts	4,619,690	9,489,991	1,215,372

The Company’s contract liabilities include payments received in advance of performance under trading solution service contracts which will be recognized as revenue as the Company executed the trading solution services with customers under the contract, as well as the deferred installation and customization service fee received from trading solution services.

The movement in contract liabilities was as follows:

	December 31, 2023	June 30, 2024	June 30, 2024
	HK$	HK$	US$
Beginning balance	4,199,173	4,619,690	591,638
Decrease in contract liabilities as a result of recognizing revenue during the year was included in the contract liabilities at the beginning of the year	(4,199,173)	(3,638,040)	(465,920)
Increase in contract liabilities as a result of billings in advance of performance obligation under contracts	4,619,690	8,508,341	1,089,654

Ending balance	4,619,690	9,489,991	1,215,372

No billings in advance of performance received are expected to be recognized as income after more than one year.

mF International Limited and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

5. Prepaid Expenses

Prepaid expenses, current, consisted of the following:

	December 31, 2023	June 30, 2024	June 30, 2024
	HK$	HK$	US$
Prepaid insurance	111,198	1,593,220	204,042
Prepaid legal and professional fees	-	4,940,425	632,715
Prepaid marketing	77,026	6,317,026	809,014
Prepaid repair and maintenance	119,122	43,404	5,559
Prepaid others	63,797	28,418	3,639
Prepaid expenses, current	371,143	12,922,493	1,654,969

Prepaid expenses, noncurrent, were comprised of the following:

	December 31, 2023	June 30, 2024	June 30, 2024
	HK$	HK$	US$
Prepaid marketing	-	5,534,083	708,744
Prepaid repair and maintenance	-	60,143	7,702
Prepaid expenses, non-current	-	5,594,226	716,446

6. Deposits and Other Current Assets

Deposits and other current assets were comprised of:

	December 31, 2023	June 30, 2024	June 30, 2024
	HK$	HK$	US$
Utility deposits	-	13,250	1,697
Other receivables	-	390,000	49,947
Deposits and other current assets	-	403,250	51,644

Other receivables represented an amount the Company initially transferred to a payment platform for paying its service providers in the U.S. This fund transfer was returned by its banking institution on July 11, 2024.

7. Long term deposit

	December 31, 2023	June 30, 2024	June 30, 2024
	HK$	HK$	US$
Rental deposit	431,972	431,972	55,322
Long term deposit	431,972	431,972	55,322

Long term deposit consists of the rental deposit to a lessor for the Company’s office lease agreement initially entered in 2019. In November 2023, the Company renewed its operating lease agreement with the lessor, which will expire in January 2026. The rental deposit will be refunded to the Company upon the termination or expiration of the lease agreement, as well as the delivery of the vacant leased property to the lessor by the Company. The Company intends to extend the lease agreement of the office facility. Accordingly, the deposit is classified as long-term.

8. Property and Equipment, net

Property and equipment, stated at cost less accumulated depreciation, consisted of the following:

	December 31, 2023	June 30, 2024	June 30, 2024
	HK$	HK$	US$
Computer equipment	2,151,472	2,105,695	269,674
Furniture and fixture	590,217	590,217	75,588
Office equipment	90,057	90,057	11,533
Leasehold improvements	652,073	652,073	83,510
Less: accumulated depreciation	(3,447,308)	(3,409,686)	(436,673)
Net book value	36,511	28,356	3,632

Depreciation expense of property and equipment totalled HK$81,434 and HK$17,055 (US$2,184) for the six months ended June 30, 2023 and 2024, respectively.

During the six months ended June 30, 2024, the Company disposed of a computer server with a cost of HK$54,677, which was acquired before the fiscal year ended December 31, 2012 and was fully depreciated. The Company did not sell the equipment; accordingly, no gain or loss for this disposal was recorded.

9. Intangible Assets, net

Intangible assets, stated at cost less accumulated amortization, consisted of the following:

	December 31, 2023	June 30, 2024	June 30, 2024
	HK$	HK$	US$
Software	223,381	223,381	28,608
Internally developed software	62,688,252	66,401,141	8,503,918
Less: accumulated amortization	(47,575,044)	(50,039,806)	(6,408,540)
Intangible assets, net	15,336,589	16,584,716	2,123,986

Amortization expense of intangible assets totalled HK$3,044,041 and HK$2,464,762 (US$315,659) for the six months ended June 30, 2023 and 2024, respectively. No impairment charge was recognized for any of the periods presented.

Amortization expense expected for the next five years is as follows:

Year ending December 31,	HK$	US$
2024 (remaining)	3,647,062	467,075
2025	6,450,466	826,104
2026	4,891,823	626,490
2027	1,595,365	204,317
2028	-	-
Total	16,584,716	2,123,986

10. Leases

The Company leases an office under a non-cancelable operating lease agreement. Pursuant to the new lease standard ASC 842-10-55, this lease is treated as an operating lease. The Company’s lease agreement does not have a discount rate that is readily determinable. The incremental borrowing rate is determined at lease commencement or lease modification and represents the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term and amount equal to the lease payments in a similar economic environment. This lease is on a fixed payment basis. None of the leases include contingent rentals.

Description of lease	Lease term
Office at Wanchai, Hong Kong	2 years from January 31, 2022 to January 30, 2024
Office at Wanchai, Hong Kong	2 years from January 31, 2024 to January 30, 2026

(a) Amounts recognized in the consolidated balance sheet:

	December 31, 2023	June 30, 2024	June 30, 2024
	HK$	HK$	US$
Right-of-use assets	2,957,515	2,258,388	289,229

Operating lease liabilities - current	1,392,826	1,406,045	180,071
Operating lease liabilities - non-current	1,570,307	852,343	109,159

Weighted average remaining lease term (in years)	2.08	1.59
Weighted average discount rate (%)	4.84	4.88

(b) A summary of lease cost recognized in the Company’s unaudited condensed consolidated statements of income and supplemental cash flow information related to operating leases for the six months ended June 30, 2023 and 2024 is as follows:

	June 30, 2023	June 30, 2024	June 30, 2024
	HK$	HK$	US$
Amortization of right-of-use assets	798,792	751,883	96,293
Operating lease expense	852,578	805,297	103,133
Cash paid for operating leases	832,501	757,500	97,012
Operating lease right-of-use assets, obtained in exchange for operating lease liabilities	-	-	-

(c) The following table shows the remaining contractual maturities of the Company’s operating lease liabilities as of June 30, 2024:

	HK$	US$
Year ending December 31,
2024 (remaining)	742,500	95,091
2025	1,485,000	190,182
2026	123,750	15,849
Total future lease payments	2,351,250	301,122
Less: imputed interest	(92,862)	(11,892)
Present value of operating lease liabilities	2,258,388	289,230

mF International Limited and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

11. Accrued Expenses and Other Payables

Components of accrued expenses and other current liabilities are as follows:

	December 31, 2023	June 30, 2024	June 30, 2024
	HK$	HK$	US$
Accrued bonus	1,319,259	-	-
Accrued commission	-	81,069	10,382
Accrued legal and professional fee	168,000	172,290	22,065
Accrued network and data services	-	96,351	12,340
Accrued others	295,006	27,021	3,461
Total accrued expenses and other payables	1,782,265	376,731	48,248

12. Bank Borrowings

Components of bank borrowings are as follows as of:

	December 31, 2023	June 30, 2024	June 30, 2024
	HK$	HK$	US$
Bank of Communications (Hong Kong) Limited – Loan 1 (1)	4,031,479	3,206,004	410,590
Standard Chartered Bank (Hong Kong) Limited – Loan 2 (2)	3,140,250	2,534,725	324,619
Standard Chartered Bank (Hong Kong) Limited – Loan 3 (3)	2,114,745	1,767,887	226,411
Standard Chartered Bank (Hong Kong) Limited – Loan 4 (4)	640,282	516,818	66,188
Total	9,926,756	8,025,434	1,027,808

Less: current portion of long-term bank borrowings	(3,863,852)	(3,923,880)	(502,527)
Non-current portion of long-term bank borrowings	6,062,904	4,101,554	525,281

(1)	On April 25, 2019, m-FINANCE borrowed HK$11,000,000 as working capital for 7 years from April 25, 2019 to April 24, 2026 at an annual interest rate of 4.125% under the loan agreement with Bank of Communications (Hong Kong) Limited signed on April 16, 2019. The loan was secured by personal guarantee from Tai Wai (Stephen) Lam, who is the director and shareholder of the Company.

(2)	On December 22, 2020, m-FINANCE borrowed HK$5,000,000 as working capital for 60 months from December 22, 2020 to December 22, 2025 at an annual interest rate of 2.75% under the loan agreement with Standard Chartered Bank (Hong Kong) Limited. The loan was secured by personal guarantees from Tai Wai (Stephen) Lam and Chi Weng Tam, who are the directors and shareholders of the Company.

(3)	On November 2, 2021, mFTT borrowed HK$2,847,150 as working capital for 5 years from November 2, 2021 to November 2, 2026 at an annual interest rate of 2.75% under the loan agreement with Standard Chartered Bank (Hong Kong) Limited. The loan was secured by personal guarantees from Tai Wai (Stephen) Lam and Chi Weng Tam, who are the directors and shareholders of the Company.

(4)	On May 31, 2021, m-FINANCE borrowed HK$1,000,000 as working capital for 5 years from May 31, 2021 to May 31, 2026 at an annual interest rate of 2.75% under the loan agreement with Standard Chartered Bank (Hong Kong) Limited. The loan was secured by personal guarantees from Tai Wai (Stephen) Lam and Chi Weng Tam, who are the directors and shareholders of the Company.

Interest expenses pertaining to the above bank borrowings for the six months ended June 30, 2023 and 2024 amounted to HK$201,624 and HK$151,282 (US$19,375), respectively. The weighted average annual interest rate for the six months ended June 30, 2023 and 2024 was 3.4% and 3.3%, respectively.

Maturities of the bank borrowings were as follows:

	HK$	US$
Year ending December 31,
2024 (remaining)	2,090,259	267,697
2025	4,180,517	535,394
2026	2,104,539	269,526
Total bank borrowings repayments	8,375,315	1,072,617
Less: imputed interest	(349,881)	(44,809)
Total	8,025,434	1,027,808

13. Income Taxes

British Virgin Islands

Under the current and applicable laws of BVI, the Company is not subject to tax on income or capital gains.

China

The Company’s subsidiary, m-FINANCE Software (Shenzhen) Limited (“SZ WFOE”), established in the PRC, is subject to PRC Enterprises Income Tax rate of 25% for both the current year and the prior year. This entity was deregistered on March 21, 2023.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. From year of assessment of 2018/2019 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000.

The components of the income tax provision were as follows:

	For the six months ended June 30,
	2023	2024	2024
	HK$	HK$	US$
Current tax:
Hong Kong	165,146	-	-
Total current tax	165,146	-	-

Deferred tax:
Hong Kong	4,212	(893,363)	(114,412)
Total deferred tax	4,212	(893,363)	(114,412)
Total income tax expense	169,358	(893,363)	(114,412)

The reconciliation of statutory income tax rate to our effective income tax rate was as follows:

	For the six months ended June 30,
	2023	2024	2024
	HK$	HK$	US$
Profit (loss) before income taxes	2,389,696	(6,439,954)	(824,757)
Hong Kong Profits Tax rate	16.5%	16.5%	16.5%
Income taxes computed at Hong Kong Profits Tax rate	394,300	(1,062,592)	(136,085)
Reconciling items:
Tax effect of income that is not taxable	(43,043)	(3,652)	(468)
Tax effect of expenses that are not deductible (2)	286,540	-	-
The effect of tax rates in different tax jurisdictions	4,950	1,079,543	138,256
Research and development credit (1)	(670,723)	(942,627)	(120,721)
Tax credits	-	(2,175)	(279)
Others	197,334	38,140	4,885
Income tax expenses	169,358	(893,363)	(114,412)

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the six months ended June 30, 2023 and 2024.

(1)	Research and development credit was arising from the tax authority of Hong Kong provided enhanced tax deduction for expenditure incurred by enterprises on a qualifying research and development activity and enterprises will be able to enjoy additional tax deduction for expenditure incurred on domestic research and development.

Research and development expenditures eligible for deduction are classified into “Type A expenditures” which are qualified for 100 per cent deduction, and “Type B expenditures” which are qualified for the enhanced tax deduction. Type B expenditures have a two-tiered deduction regime. The deduction is 300% for the first HK$2 million of the aggregate amounts of payments made to designated local research institutions for qualifying research and development activities and expenditures incurred by enterprises from carrying out in-house qualifying research and development activities. The remaining amount is qualified for 200% deduction. There is no cap on the amount of enhanced tax deduction and the deduction is applicable to all enterprises. Enterprises can claim the enhanced tax deduction in relation to the qualifying research and development expenditures on or after April 1, 2018. Since the Company’s expenditures on research and development were incurred from carrying out in-house qualifying research and development activities, its expenditures on research and development were eligible for deduction as Type B expenditures.

(2)	These non-deductible expenses are a result on non-deductible IPO expenses and change in fair value on financial assets at fair value.

14. Related Party Balance and Transactions

The following is a list of related parties which the Company has transactions with:

(a)	Tai Wai (Stephen) Lam, a director and a shareholder of the Company.
(b)	Chi Weng Tam, a director, an executive officer and a shareholder of the Company.
(c)	PrimeTime Global Technologies Limited, indirectly controlled by Gaderway Investments Limited
(d)	Gaderway Investments Limited, the shareholder of the Company.

a.	Accounts receivable – a related party

As of December 31, 2023 and June 30, 2024, the balances of accounts receivable from a related party were as follows:

		December 31, 2023	June 30, 2024	June 30, 2024
		HK$	HK$	US$
PrimeTime Global Technologies Limited (c)	(1)	410,899	-	-

(1)	PrimeTime Global Technologies Limited, indirectly controlled by Gaderway Investments Limited, the shareholder of the Company. The balance represented the accounts receivable from PrimeTime Global Technologies Limited for the subscription income and commission income. The balance as of December 31, 2023 was fully settled on February 22, 2024.

b.	Due to a related party

As of December 31, 2023 and June 30, 2024, the balances of amounts due to a related party were as follows:

		December 31, 2023	June 30, 2024	June 30, 2024
		HK$	HK$	US$
Gaderway Investments Limited (d)	(2)	306,110	306,110	39,190

(2)	Gaderway Investments Limited, the shareholder of the Company. The balance represented the amount advance to the Company. These amounts were unsecured, interest-free and repayable on demand.

c.	Personal guarantees from related parties for bank loans

Tai Wai (Stephen) Lam and Chi Weng Tam, the directors and shareholders of the Company, have jointly or severally provided personal guarantees for several bank loans of the Company. For details, please refer to Note 11.

15. Shareholders’ Equity

Ordinary Shares

The Company was established under the laws of the British Virgin Islands on June 15, 2022. The Company is authorized to issue an unlimited number of Ordinary Shares of no par value. On June 15, 2022, the Company issued 50,000 shares to the controlling shareholder at no par value. On August 11, 2023, the Company’s sole shareholder, Gaderway Investments Limited, approved a share split of its outstanding Ordinary Shares at a ratio of 1:231.7, which became effective immediately, resulting in 11,585,000 Ordinary Shares issued and outstanding after the share split as part of the Reorganization of the Company (see Note 1). The share split was retrospectively applied as if the transaction occurred at the beginning of the period in which the share split was incurred pursuant to ASC 260-10-55-12.

On April 22, 2024, the Company completed its IPO of 1,666,667 Ordinary Shares at a public offering price of $4.5 per Ordinary Share on Nasdaq Capital Market under the symbol “MFI”. As a result of the offering, the outstanding and issued Ordinary Shares of the Company increased to 13,251,667. The Company received net proceeds of $5,330,276 from the offering after deducting underwriting discounts, commissions, legal fees, investor relations, other related expenses and deferred IPO costs (see Note 2).

Dividend

On March 23, 2022, m-FINANCE declared an interim dividend of HK$0.863 per share (equivalent to US$0.111 per share), or HK$10,000,000 in aggregate (equivalent to US$1,281,805), to its shareholder, which was settled in cash on March 24, 2022.

On June 30, 2022, m-FINANCE declared an interim dividend of HK$0.691 per share (equivalent to US$0.089 per share) or HK$8,000,000 (equivalent to US$1,025,444), to its shareholder, and the amount of the dividend payable was concurrently settled by netting off the outstanding amounts due from related parties.

On August 15, 2022, m-FINANCE declared an interim dividend of HK$0.873 per share (equivalent to US$0.112 per share) or HK$10,114,311 in aggregate (equivalent to US$1,296,457), to its shareholder, and the dividend payable was concurrently settled by netting off the outstanding amounts due from the related parties. The amounts due from related parties were presented as a reduction of the shareholder’s equity pursuant to the Codification of Staff Accounting Bulletins Topic 4, section G.

On March 27, 2023, the Company declared an interim dividend of HK$0.218 per share (equivalent to US$0.028 per share), or HK$2,528,413 in aggregate (equivalent to US$324,093), to its shareholder, which was settled in cash on the same day.

On July 31, 2023, the Company declared an interim dividend of HK$0.242 per share (equivalent to US$0.031 per share), or HK$2,800,800 in aggregate (equivalent to US$359,008), to its shareholder, which was settled in cash on the same day.

16. Commitments and Contingencies

Commitments

As of June 30, 2024, the Company did not have any significant capital and other commitments.

Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made.

17. Segment Reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments.

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance.

Based on the management’s assessment, the Company determined that it has only one operating segment and therefore one reportable segment as defined by ASC 280. The Company’s assets are all located in Hong Kong and all of the Company’s revenue, based on the location of services, and expense are derived in the Hong Kong. Therefore, no geographical segments are presented.

18. Subsequent Events

The Company evaluated all events and transactions that occurred after June 30, 2024 up through the date the Company issued the unaudited condensed consolidated financial statements. There was no subsequent event occurred that would require recognition or disclosure in the Company’s unaudited condensed consolidated financial statements.